Exhibit 12.1
INTEL CORPORATION 2006 FORM 10-K
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In millions, except ratios)

	Years Ended
	Dec. 28,	Dec. 27,	Dec. 25,	Dec. 31,	Dec. 30,
	2002	2003	2004	2005	2006
Income before taxes	$4,204	$7,442	$10,417	$12,610	$7,068
Adjustments:
Add – Fixed charges	134	105	98	75	144
Subtract – Capitalized interest	(1)	—	—	(2)	(60)

Income before taxes and fixed charges (net of capitalized interest)	$4,337	$7,547	$10,515	$12,683	$7,152

Fixed charges:
Interest	$84	$62	$50	$19	$24
Capitalized interest	1	—	—	2	60
Estimated interest component of rental expense	49	43	48	54	60

Total	$134	$105	$98	$75	$144

Ratio of earnings before taxes and fixed charges, to fixed charges	32x	72x	107x	169x	50x